Writer’s Direct Contact 415.268.6722 JLiu@mofo.com
December 21, 2007
CONFIDENTIAL
By Edgar Transmission
and Overnight Delivery
Kristin Lochhead
Securities and Exchange Commission
Division of Corporation Finances
100 F Street, N.E.
Washington, DC 20549-6010

Re:	CEVA, Inc. Commission File No. 000-49842 Form 10-K for the Fiscal Year Ended December 31, 2006
Dear Ms. Lochhead:
On behalf of CEVA, Inc., a Delaware corporation (the “Company”), we, as counsel to the Company, are providing you with the following information and responses based upon information provided to us by the Company in response to the letter dated December 7, 2007 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced annual report.
The relevant text of the Comment Letter has been included in this letter, and the numbering of the Company’s responses set forth below corresponds to the numbering in the Comment Letter.

Kristin Lochhead
Securities and Exchange Commission
December 21, 2007

CONFIDENTIAL
The Company’s responses to the Staff’s comments are as follows:
Form 10-K for the fiscal year ended December 31, 2006
Consolidated Financial Statements
Note 12. Reorganization, Restructuring and Severance Charge, page F-32.
1.	We reference prior comment 1 in our letter dated October 12, 2007. We note from your response that the first “cease-use date” for the Dublin leased property occurred at the end of 2003 when the full two upper floors of the building were completely emptied, closed and unused. The remainder of the building was not fully vacated until the second quarter of 2006, which appears to represent the “cease-use date” for the other floors of the building. However, we note that you made no additional accrual pursuant to paragraph 16 of SFAS 146 on that date, since “all costs were already accrued.”
•	As any accrual recorded in 2003 would have related only to the two vacated floors and we note that the lease term extended through 2021, please explain how your accounting in 2006 complied with US GAAP.

•	Tell us whether the amount of the liability currently reported on your balance sheet reflects management’s best estimate of the liability for costs you will continue to incur under the Dublin lease for its remaining term without economic benefit. Refer, also, to example 4 of SFAS 146.
Response: The Company supplementally advises the Staff that it made no additional accrual at the end of the second quarter of 2006 because the accrual balance as at the end of such period was calculated based on an exit strategy in accordance with paragraph 15, not paragraph 16, of SFAS 146. Whereas a sublet strategy requires the Company to calculate the provision for under-utilized operating lease obligations based on various assumptions, including rental market conditions, the amount of the under-utilized leasehold property and the Company’s anticipated future use of the leasehold property, an exit strategy requires the Company to calculate the accrual amount only based on the costs to terminate the lease before the end of its term.
In accordance with paragraph 15 of SFAS 146, the accrual balance for the Dublin leased property as at the end of the second quarter of 2006 was approximately USD3.0 million. As discussed in the Company’s prior response letters, the net accrual balance for the Dublin Property as at the end of the third quarter of 2005 was USD3.0 million and was calculated based on an exit strategy. Therefore, when the Company fully vacated the

Kristin Lochhead
Securities and Exchange Commission
December 21, 2007

CONFIDENTIAL
building during the second quarter of 2006, no additional adjustment was made to the accrual balance because the Company also was using an exit strategy for determining the accrual balance and as discussed in response to Question 2 below, the Company in good faith believed that the arrangement for the surrender of the lease had concluded with the surrender fee being 2.5 million Euros, which translated into approximately USD3.0 million for the relevant reporting period. Consequently, in response to the Staff’s first part of the question, the “cease-use date” and the fact that the remainder of the Dublin building was not fully vacated until the second quarter of 2006 had no impact on the accrual balance as at the end of the second quarter of 2006.
In response to the Staff’s second part of the question, the Company supplementally confirms to the Staff that the amount of the liability reported on the Company’s most recent balance sheet, which is the quarter ended September 30, 2007, reflects management’s best estimate of the liability for costs the Company will continue to incur under the Dublin lease for its remaining term without economic benefit in accordance with paragraph 16 of SFAS 146 and in consideration of example 4 of SFAS 146.
2.	We note your response to prior comment 2 in our letter dated October 12, 2007 that you recorded the termination charge of $1.7 million for the Dublin property lease based on the positive outlook of the negotiations and drafts of agreements that would result in the one time reverse premium payment of 2.5 million Euros. However, under paragraph 15 of SFAS 146, the cost of terminating a lease should be recognized when the lease is terminated. That guidance says that lease is not terminated until the lessee either notifies the lessor of its intent to terminate the lease under the terms of the lease agreement (and that notification is binding on the lessee) or agrees to terms with the lessor. As such, it remains unclear to us why the termination charge should have been recorded before the termination was effected. Further, we note the disclosure on page 12 of the Form 10-Q for the nine months ended September 30, 2007 that the company “has no assurance whether, and if so when, the exit negotiations will result in a lease termination.” Please discuss your basis under US GAAP for recording the amount in that period, especially explaining how you complied with the above guidance.
Response:
In accordance with the guidance on contract termination costs based on an exit strategy in accordance with paragraph 15 of SFAS 146, a liability for costs to terminate a contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms. The

Kristin Lochhead
Securities and Exchange Commission
December 21, 2007

CONFIDENTIAL
guidance also provides an illustrative example of a lease termination whereby the entity has negotiated a termination of the lease with the counterparty. The Staff notes that the guidance says that a lease is not terminated until the lessee either notifies the lessor of its intent to terminate the lease under the terms of the lease agreement (and that notification is binding on the lessee) or agrees to terms with the lessor. The Company supplementally advises the Staff that it determined the accrual amount based on such guidance as the Company did notify the Dublin property landlord of its intent to surrender the lease, negotiated the surrender with the landlord and in good faith believed that the business terms for the surrender of the lease were agreed upon with the landlord, as detailed below.
During the third quarter of 2005, the Company notified the landlord of its intent to surrender the lease. Indicative of a positive reaction from the landlord in response to the Company’s notification, the landlord provided the Company’s management with an opportunity to negotiate such surrender. Thereafter, the Company’s management and the landlord conducted exit negotiations in earnest and engaged legal counsels on both sides to assist with the documentation of the arrangement. Based on the positive feedback from the landlord during negotiations, including various oral representations made by the landlord of its agreement to the surrender terms, affirmation of the surrender terms in the drafts of the documents exchanged between the respective lawyers and the earnestness to which the legal counsels engaged by the respective parties worked on the matters, the Company in good faith believed that the arrangement for the surrender of the lease had concluded, with the surrender fee being 2.5 million Euros, which translated into approximately USD3.0 million for the relevant reporting period. Illustrative of the Company’s good faith belief that exit negotiations had concluded with the landlord, the Company delivered the agreed-upon surrender fee to its Irish lawyers to hold in trust for the purpose of expediting the logistics of the lease surrender and updated the Company’s board about the conclusion of the surrender negotiations. As a result of the above factors, the Company in good faith believed that the surrender terms were agreed upon with the landlord and therefore used an exit strategy for determining the accrual balance for the third quarter of 2005.
In response to the Staff’s reference to the Company’s statements in the Form 10-Q for the nine months ended September 30, 2007, the Company notes that the statements first appeared in the Company’s Quarterly Report on Form 10-Q for the third quarter of 2007 and after the Company reverted back to a sublet strategy during the second quarter of 2007. The Company reverted back to a sublet strategy precisely because it had no assurance whether, and if so when, the exit negotiations will result in a lease termination. Therefore, the statement made during the third quarter of 2007 was

Kristin Lochhead
Securities and Exchange Commission
December 21, 2007

CONFIDENTIAL
consistent with the accounting treatment for the accrual balance in accordance with a sublet strategy.
Form 8-K dated November 1, 2007
Exhibit 99.1 Press Release of CEVA, Inc. dated November 1, 2007
3.	We note that you present a non-GAAP condensed consolidated statement of operations. This format may be confusing to investors as they reflect several non-GAAP measures, including non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP interest and other income, and non-GAAP income before taxes on income, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.
•	To eliminate investor confusion, please remove the non-GAAP statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.
Response: The Company supplementally advises the Staff that its comment is noted for future filings, and the Company will disclose in future filings only those non-GAAP measures used by management that the Company wishes to highlight for investors, with the appropriate reconciliations. The Company further notes the Staff’s comment with respect to the incorporation of Form 8-Ks by reference into any 33 Act registration statement of the Company.
* * *

Kristin Lochhead
Securities and Exchange Commission
December 21, 2007

CONFIDENTIAL
Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at the telephone number provided above.
Very truly yours,
/s/ Jaclyn Liu
Jaclyn Liu
cc: Yaniv Arieli — CEVA, Inc.